# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Acadia Healthcare Company, Inc., CIK 0001520697
CUSIP: 00404A109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6100 TOWER CIRCLE, SUITE 1000, FRANKLIN, Tennessee (TN), 37067
Date of event which requires filing of this statement: 01/21/2026
Amends the filing with accession number 0001539497-25-003053
Filed by CIK 0001586094
Persons authorized to receive notices and communications: Eduard Skutelsky, COO of Khrom Capital Management LLC, 1691 Michigan Ave., Suite 240, Miami, Florida (FL), 33139, (646) 436-6643

## Reporting persons
- Khrom Investments Fund, LP (CIK 0001586094): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 8,124,609; shared voting power 0; sole dispositive power 8,124,609; shared dispositive power 0; aggregate amount beneficially owned 8,124,609 (8.81% of the class)
- Khrom Capital Management LLC (CIK 0001877963): type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 8,124,609; sole dispositive power 0; shared dispositive power 8,124,609; aggregate amount beneficially owned 8,124,609 (8.81% of the class)
- Eric Khrom (CIK 0002089455): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 6,928; shared voting power 8,124,609; sole dispositive power 6,928; shared dispositive power 8,124,609; aggregate amount beneficially owned 8,131,537 (8.81% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Acadia Healthcare Company, Inc.
Address of issuer's principal executive offices: 6100 TOWER CIRCLE, SUITE 1000, FRANKLIN, Tennessee (TN), 37067
Comment: This statement constitutes Amendment No. 2 to the Schedule 13D relating to the shares of common stock, par value $0.01 per share (the "Shares"), issued by Acadia Healthcare Company, Inc. (the "Issuer") and amends the Schedule 13D relating to the Shares originally filed by the Reporting Persons on October 1, 2025 (the "Original 13D") as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on November 24, 2025 (as amended, this "Schedule 13D"). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Schedule 13D are incorporated herein by reference. The percentages set forth on the cover pages are based on 92,258,166 outstanding Shares as of November 4, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025. Khrom Investments is the direct beneficial owner of 8,124,609 Shares and Mr. Khrom is the direct beneficial owner of 6,928 Shares. The Shares reported as beneficially owned by Khrom Capital reflect the Shares that are directly beneficially owned by its affiliate, Khrom Investments, as Khrom Capital has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) such Shares. Mr. Khrom is the sole member of Khrom Capital GP, LLC, which is the general partner of Khrom Investments. Mr. Khrom in his capacity as the managing member of Khrom Capital and as the sole member of Khrom Capital GP, LLC may be deemed to share the power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares directly beneficially owned by Khrom Investments and, accordingly, Mr. Khrom may be deemed to be the beneficial owner of such Shares. Mr. Khrom disclaims beneficial ownership of the Shares directly held by Khrom Investments except to the extent of any pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days: Exhibit 1 attached hereto sets forth all transactions with respect to the Shares by any Reporting Person since November 24, 2025 (the date on which the last amendment to this Schedule 13D was filed with the SEC).
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the Shares held by the accounts managed by Khrom Capital, including the Shares that are directly beneficially owned by Khrom Investments, may be delivered to such accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Transactions in Shares

## Signatures
- Khrom Investments Fund, LP: /s/ Eduard Skutelsky, Eduard Skutelsky / Chief Operating Officer (01/23/2026)
- Khrom Capital Management LLC: /s/ Eduard Skutelsky, Eduard Skutelsky / Chief Operating Officer (01/23/2026)
- Eric Khrom: /s/ Eric Khrom, Eric Khrom (01/23/2026)